

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Andrew Boyd
Chief Investment Officer
Ivanhoe Capital Acquisition Corp.
1177 Avenue of Americas
5th Floor
New York, NY 10026

   Re: Ivanhoe Capital Acquisition Corp.
     Amendment No. 2 to Registration Statement on Form S-4
     Filed October 22, 2021
     File No. 333-258691

Dear Mr. Boyd:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 2 to Registation Statement on Form S-4 filed October 22, 2021

Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements
of Operations, page 110

1. You disclose in footnote (F) that $18.7 million of the proceeds from the PIPE Financing has been recorded as a strategic premium from a strategic investor and treated for accounting purposes as a payment for research and development efforts in the pro forma condensed combined balance sheet. We further note from your disclosure that New SES will amortize the strategic premium liability over the estimated period of the development agreement with the investor which is 2.5 years and that amortization of the strategic

premium has been reflected as an offset to research and development expense in the pro forma income statements (Note BB). However, your presentation does not appear to include any pro forma adjustments to give effect to the related research and development costs that will be incurred from the activities under the JDA. In this regard, we note from your response to comment 11, the strategic investor will have contractual rights to the benefits of the Strategic Premium and that you are fully responsible for all costs incurred from the activities under the JDA. Please advise us as to why you have not included the related research and developments costs or revise your pro forma income statement to give effect to such costs, accordingly.

Existing JDAs, page 223

2.   We note the disclosure in this section that the JDAs also do not prohibit GM, Hyundai or SES from entering into additional agreements with other third parties. Please disclose, if applicable, the extent to which GM and Hyundai have entered into such agreements with other third parties regarding battery cells.

General

3.   We note the conclusions in your letter dated October 22, 2021 that the "majority of SES's operations are conducted outside of China, and the majority of the post-business combination combined company's operations will not be in China." We are unable to agree with these conclusions at this time given the information provided in your letter and your disclosure in the amendment. Regarding the "majority of SES's operations are conducted outside of China," we note that you mention in the letter that the operations currently conducted by SES in China, through its subsidiary SolidEnergy Systems (Shanghai) Co., Ltd., are limited to research and development. However, it is unclear how you concluded that a majority of operations are conducted outside of China in view of your disclosure on page 224 that over 80% of your employees are engaged in research and development and related functions. Regarding your conclusion that the "majority of the post-business combination combined company's operations will not be in China," the timeframe in which the majority of operations will not be in China is unclear based on your response. For example, it is unclear whether the majority of the operations will not be in China *through 2025* given you mention in your letter that: (1) "SES expects to start building its pilot facility in 2022 in Shanghai" and your disclosure on page 3 of the amendment that the facility is expected to be operational by 2024; (2) the joint venture plant is "expected to be operational by 2025;" and (3) "SES has not yet determined where it will build its proposed facilities for the commercial production of battery cells following the business combination." Please provide further analysis regarding how you concluded that the "majority of SES's operations are conducted outside of China, and the majority of the post-business combination combined company's operations will not be in China."

You may contact Melissa Gilmore at 202-551-3777 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Debbie Yee, P.C.